(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Access Worldwide Communications, Inc.

Full Name of Registrant:

Former Name if Applicable:

1820 North Fort Myer Drive

Address of Principal Executive Office (Street and Number):

Arlington, VA 22209

City, State, and Zip Code:

Part II – Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b—25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Access Worldwide Communications, Inc. (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (the “Report”). The Registrant has expended considerable time and internal resources preparing its financial statements and, to ensure adequate disclosure, the Registrant requires additional time to file the Report. The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Wright (Name)	703 (Area Code)	292-5210 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Access Worldwide Communications, Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007	By:	/s/ Mark Wright
	Name:	Mark Wright
	Title:	General Counsel, Secretary

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